ARTICLES OF ORGANIZATION
OF
IMAGING ON CALL, LLC

(Under Section 203 of the Limited Liability Company Law
of the State of New York)

FIRST:	The name of the limited liability company is:

“IMAGING ON CALL, LLC”

SECOND:	The county within this state in which the principal office of the limited liability company is to be located is Dutchess.

THIRD:
The Secretary of State is designated as agent of the LLC upon whom process against it may be served. The post office address within or without this state to which the Secretary of State shall mail a copy of any process against the LLC served upon him or her is

c/o the LLC
169 Myers Corners Road
P.O.Box 1790
Wappingers Falls, New York 12590

IN WITNESS WHEREOF, this certificate has been subscribed this 28 day of January, 2002 by the undersigned who affirms that the statements made herein are true under the penalties of perjury.

/s/ Susan Klein
Susan Klein
Organizer